UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elizabeth Arden, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28660G106

(CUSIP Number)

M. Allison Steiner

Nightingale GP LLC

630 Fifth Avenue, Suite 2710

New York, New York 10111

(212) 218-6700

With a copy to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nightingale Onshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,865,727(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,865,727 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,865,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,078,805 shares of Common Stock exercisable in the next 60 days.

(2)	This calculation is based on 29,949,317 shares of Common Stock outstanding as of May 3, 2016, based on information contained in the Annual Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2016, by the Issuer and warrants covering 1,078,805 shares of Common Stock.

1	NAME OF REPORTING PERSON Nightingale Offshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,650,627(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,650,627 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,373,462 shares of Common Stock exercisable in the next 60 days.

(2)	This calculation is based on 29,949,317 shares of Common Stock outstanding as of May 3, 2016, based on information contained in the Annual Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2016, by the Issuer and warrants covering 1,373,462 shares of Common Stock.

1	NAME OF REPORTING PERSON Nightingale GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,537,164(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,537,164(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,537,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.18%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of Common Stock exercisable in the next 60 days.

(2)	This calculation is based on 29,949,317 shares of Common Stock outstanding as of May 3, 2016, based on information contained in the Annual Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2016, by the Issuer and warrants covering 2,452,267 shares of Common Stock.

1	NAME OF REPORTING PERSON Rhône Capital IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,557,974 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,557,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,537,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes (a) warrants covering 2,452,267 shares of Common Stock exercisable in the next 60 days, (b) grants of Restricted Stock Units covering 11,400 shares of Common Stock issued pursuant to the Issuer's 2014 Non-Employee Director Stock Award Plan (the “Plan”) to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer, and (c) shares issued pursuant to the Plan in lieu of a cash payment of the annual director retainer to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer. These persons each have an understanding with entities affiliated with Rhone Capital L.L.C. pursuant to which they each hold reported securities for the benefit of entities affiliated with Rhone Capital L.L.C.

(2)	This calculation is based on 29,949,317 shares of Common Stock outstanding as of May 3, 2016, based on information contained in the Annual Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2016, by the Issuer and warrants covering 2,452,267 shares of Common Stock.

1	NAME OF REPORTING PERSON Rhône Holdings IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,557,974 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,557,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,557,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes (a) warrants covering 2,452,267 shares of Common Stock exercisable in the next 60 days, (b) grants of Restricted Stock Units covering 11,400 shares of Common Stock issued pursuant to the Plan to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer, and (c) shares issued pursuant to the Plan in lieu of a cash payment of the annual director retainer to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer. These persons each have an understanding with entities affiliated with Rhone Capital L.L.C. pursuant to which they each hold reported securities for the benefit of entities affiliated with Rhone Capital L.L.C.

(2)	This calculation is based on 29,949,317 shares of Common Stock outstanding as of May 3, 2016, based on information contained in the Annual Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2016, by the Issuer and warrants covering 2,452,267 shares of Common Stock.

1	NAME OF REPORTING PERSON Rhône Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,557,974 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,557,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,557,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes (a) warrants covering 2,452,267 shares of Common Stock exercisable in the next 60 days, (b) grants of Restricted Stock Units covering 11,400 shares of Common Stock issued pursuant to the Plan to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer, and (c) shares issued pursuant to the Plan in lieu of a cash payment of the annual director retainer to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer. These persons each have an understanding with entities affiliated with Rhone Capital L.L.C. pursuant to which they each hold reported securities for the benefit of entities affiliated with Rhone Capital L.L.C.

(2)	This calculation is based on 29,949,317 shares of Common Stock outstanding as of May 3, 2016, based on information contained in the Annual Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2016, by the Issuer and warrants covering 2,452,267 shares of Common Stock.

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D, and related amendments, filed by the following entities (collectively referred to herein as the “Reporting Persons” and each as a “Reporting Person”) with the U.S. Securities and Exchange Commission on August 22, 2014 (as previously amended, the “Initial Statement”):

(a)	Nightingale Onshore Holdings L.P., a Delaware limited partnership and Nightingale Offshore Holdings L.P., a Delaware limited partnership (the “Purchasers”).

(b)	Nightingale GP LLC, a Delaware limited liability company.

(c)	Rhône Capital IV L.P., a Delaware limited partnership.

(d)	Rhône Holdings IV L.L.C., a Delaware limited liability company.

(e)	Rhône Capital L.L.C., a Delaware limited liability company.

Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Merger Agreement

On June 16, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Revlon, Inc., a Delaware corporation (“Revlon”), Revlon Consumer Products, a Delaware corporation and wholly owned subsidiary of Revlon (“Operating Parent” and together with Revlon, “Parent”), and RR Transaction Corp., a Florida corporation and a wholly owned direct subsidiary of Operating Parent (“Acquisition Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Issuer with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, upon consummation of the Merger, each outstanding share of Common Stock will be cancelled and converted into the right to receive $14.00 per share in cash.

The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement, which is included as Exhibit 2.1 hereto and is incorporated herein by reference.

Support Agreement

In connection with the Merger, on June 16, 2016, the Purchasers entered into a Support Agreement (the “Support Agreement”) with Parent and Acquisition Sub. Pursuant to the terms of the Support Agreement, the Purchasers agreed, among other things, to vote, at a meeting of the shareholders of the Issuer, in favor of the approval of the Merger Agreement and the approval of any other matter that is required to be approved by the shareholders of the Issuer in order to effect the transactions contemplated by the Merger Agreement. The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the effective time of the Merger, (iii) the date on which the board of directors of the Issuer changes its recommendation to vote in favor of the Merger Agreement, and (iv) the date of the entry, without the Purchasers’ prior written consent, into any amendment or modification of the Merger Agreement that results in a decrease in, or change in the form of, the consideration being offered in the Merger.

The foregoing description of the Support Agreement is qualified in its entirety by the Support Agreement, which is included as Exhibit 99.1 hereto and is incorporated herein by reference.

Preferred Stock Repurchase Agreement

Also in connection with the Merger, on June 16, 2016, the Purchasers entered into a Preferred Stock Repurchase and Warrant Cancellation Agreement (the “Preferred Stock Repurchase Agreement”) with the Issuer, Parent and Acquisition Sub, pursuant to which the Purchasers agreed to sell to the Issuer, and the Issuer agreed to purchase from the Purchasers, on the closing date of the Merger, all right, title and interest in the 50,000 shares of Series A Serial Preferred Stock of the Company, par value $0.01 per share, held by the Purchasers for a price per share of 110% of the liquidation preference set forth in Section 7(a)(ii) of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company designating Series A Serial Preferred Stock. The parties also agreed that, on the closing date of the Merger, the warrants to purchase up to 2,452,267 shares of Common Stock held by the Purchasers (each of which has an exercise price that is higher than the per share consideration to be offered in the Merger), and the Shareholders Agreement, dated as of August 19, 2014, between the Purchasers and the Company, would terminate. The Preferred Stock Repurchase Agreement will terminate upon the termination of the Merger Agreement.

The foregoing description of the Preferred Stock Repurchase Agreement is qualified in its entirety by the Preferred Stock Repurchase Agreement, which is included as Exhibit 99.2 hereto and is incorporated herein by reference.

Equity Awards Issued Under the Plan

On December 2, 2015, the Issuer issued grants of Restricted Stock Units pursuant to its Plan to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer. These grants vest in full three years from the date of grant; however, vesting is expected to accelerate in connection with the Merger in accordance with, and subject to, the terms and conditions of the Plan. In addition, on December 2, 2015, the Issuer issued shares of Common Stock pursuant to the Plan in lieu of a cash payment of the annual director retainer to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer. These persons each have an understanding with entities affiliated with Rhone Capital L.L.C. pursuant to which they each hold reported securities for the benefit of entities affiliated with Rhone Capital L.L.C.

The Issuer has also granted options to acquire shares of Common Stock pursuant to its Plan to persons who are managing directors of Rhone Group L.L.C. and, at the time of grant, directors of the Issuer. These grants vest in full three years from the date of grant; however, because the exercise price is higher than the per share consideration to be offered in the Merger, these options would terminate in connection with the Merger.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

ITEM 7.  Materials to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of June 16, 2016, by and among Revlon, Inc., Revlon Consumer Products Corporation, RR Transaction Corp., Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., and Elizabeth Arden, Inc. (filed as Exhibit 2.1 to Elizabeth Arden, Inc.’s Current Report on Form 8-K, filed June 17, 2016, and incorporated herein by reference).
99.1	Support Agreement, dated as of June 16, 2016, by and among Revlon, Inc., Revlon Consumer Products Corporation, RR Transaction Corp., Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P.
99.2	Preferred Stock Repurchase and Warrant Cancellation Agreement, dated as of June 16, 2016, by and among Elizabeth Arden, Inc., Revlon, Inc., Revlon Consumer Products Corporation, RR Transaction Corp., Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2016	Nightingale Onshore Holdings L.P.

By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale Offshore Holdings L.P.

By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale GP LLC

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Rhône Capital IV L.P.

By: Rhône Holdings IV L.L.C., its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

Rhône Holdings IV L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Authorized Signatory

Rhône Capital L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Manager